October 24, 2018

Christian A. Garcia
Executive Vice President and Chief Financial Officer
Visteon Corporation
One Village Center Drive
Van Buren Township, Michigan 48111

       Re: Visteon Corporation
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed on February 22, 2018
           Form 8-K Furnished on July 26, 2018
           File No. 001-15827

Dear Mr. Garcia:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K Furnished July 26, 2018

Exhibit 99.1, page 8

1. In your reconciliation of "adjusted EBITDA" to "net income attributable to Visteon,"
      please note the reconciliation should begin with the GAAP measure for equal or greater prominence of the GAAP measure. Refer to Question 102.10 of the staff's Compliance and Disclosure Interpretations "Non-GAAP Financial Measures" for guidance.
Form 10-K for Fiscal Year Ended December 31, 2017

Item 1. Business
The Company's Product Sales Backlog, page 7
 Christian A. Garcia
Visteon Corporation
October 24, 2018
Page 2
2. Please tell us how your disclosure herein regarding backlog complies with the disclosure of backlog pursuant to Item 101(c)(1)(viii) of Regulation S-K. Additionally, please clarify for us if the terms "expected booked sales," "estimated net sales" and "expected net sales" represent the same measure and how they relate to backlog pursuant to the noted
         guidance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309
with any questions.



FirstName LastNameChristian A. Garcia                          Sincerely,
Comapany NameVisteon Corporation
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